UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road

Chaoyang District, Beijing 100020

People's Republic of China

Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in Registrant’s Certifying Accountant

Previous Independent Registered Public Accounting Firm

On October 12, 2022, the Audit Committee (the “Audit Committee”) of the Board of Directors of Akso Health Group (the “Company”) dismissed Wei, Wei & Co., LLP (“WWC”) as the Company’s independent registered public accounting firm, effective October 12, 2022.

For the fiscal year ended March 31, 2021, WWC’s audit reports on the Company’s financial statements did not contain an adverse opinion or disclaimer of opinion, nor was it qualified as to audit scope or accounting principles.

During the fiscal years ended March 31, 2021 and any subsequent interim period through the date of dismissal, October 12, 2022, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference in connection with WWC’s opinion to the subject matter of the disagreement; and (ii)  there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to WWC and have requested that WWC furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from WWC, and a copy of the letter is filed with this Current Report on Form 8-K as Exhibit 16.1.

Engagement of New Independent Registered Public Accounting Firm

On October 12, 2022, the Audit Committee approved the appointment of OneStop Assurance PAC (“OneStop”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending March 31, 2022, effective October 28, 2022.

During the two most recent fiscal years and through October 28, 2022, the Company has not consulted with OneStop regarding (1) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, or (2) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Exhibits

Number	Description of Exhibit

16.1	Letter of Wei, Wei & Co., LLP to the U.S. Securities and Exchange Commission dated November 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
Name: Yilin (Linda) Wang
Title: Chief Executive Officer

Date: November 1, 2022